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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             GIBSON GREETINGS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    374827103
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Richard J. Lampen
                   Executive Vice President & General Counsel
                             New Valley Corporation
                       100 S.E. Second Street, 32nd Floor
                                 Miami, FL 33131
                                 (305) 579-8000
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 28, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d.1(g), CHECK THE FOLLOWING BOX [ ].

Note: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTION 240.13d-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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                  This Schedule 13D filed with the Securities and Exchange
Commission ("SEC") on May 10, 1999 (the "Schedule 13D"), as amended by Amendment Nos. 1 and 2 filed with the SEC, on behalf of New Valley Corporation ("New Valley"), New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.01 par value ("Common Stock"), of Gibson Greetings Inc., a Delaware corporation (the "Company"), is hereby further amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 4.  PURPOSE OF TRANSACTIONS.

                  Item 4 of the Schedule 13D is hereby amended to insert the following paragraph at the end:

                  "On September 28, 1999, Bennett S. LeBow, the Chairman of New Valley, sent the following letter to Frank J. O'Connell, the President and Chief Executive Officer of the Company.

                                                          September 28, 1999

                  Mr. Frank J. O'Connell
                  President
                  Gibson Greetings, Inc.
                  2100 Section Road
                  Cincinnati, Ohio  45237

                  Dear Frank:

                           As one of the largest stockholders of Gibson, we do
                  not understand the Board's failure to schedule the meeting that we have requested. You have advised us that the Board does not want to meet until it has the specifics of our strategy for Gibson's future. However, as you well know, these specifics can only be developed by working in conjunction with management and with access to all relevant information.

                           With Gibson's continued significant operating losses
                  and declining stock price, it would be in the best interests of all stockholders for New Valley to have substantial representation on the Board of Directors so we can develop these strategies for Gibson's future and survival. It is imperative that Gibson restructure its operations as soon as possible to significantly reduce its cost structure and concentrate its business on the opportunities on the Internet. New Valley is prepared to make an additional investment in Gibson, either in the market or directly from the Company, to increase our ownership to up to 20%. This investment would be conditioned upon the Board of Directors rescinding or appropriately amending the recently enacted Stockholders' Rights Plan and approving the acquisition of shares in accordance with Section 203(a)(1) of the Delaware General Corporation Law.

                           We repeat our request for a prompt meeting with the
                  Gibson Board to be held at a mutually convenient time.

                                                          Sincerely,

                                                          Bennett S. LeBow
                                                          Chairman



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 1999

                                      NEW VALLEY CORPORATION


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President



                                      NEW VALLEY HOLDINGS, INC.


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President



                                      BGLS INC.


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President



                                      BROOKE GROUP LTD.


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President



                                      BENNETT S. LEBOW


                                      By:  New Valley Corporation


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President


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